September 26, 2011

VIA EDGAR

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Morris Publishing Group, LLC
Form 10-K for the year ended December 31, 2010
Filed April 21, 2011
File No. 333-112246

Dear Ms. Cvrkel:

This letter is in response to your comment letter dated September 16, 2011 regarding the Morris Publishing Group, LLC 2010 Form 10-K. The following are our responses to each of your comments.

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Annual Report on Form 10-K for the year ended December 31, 2010

Business, page 2
Industry Overview, page 11
Industry Data, page 11

1.
Please confirm that in future filings you will revise this section to remove the implication that information contained in the Form 10-K may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document. As such, please confirm that in future filings you will revise to indicate that you believe and act as though the information is reliable.

Response: We will, in future filings, revise this section to remove the implication that information contained in the Form 10-K may not be accurate or complete. We confirm that in future filings we will revise to indicate that we believe and act as though the information is reliable.

Risk Factors, page 16

2.
Please confirm that in future filings you will revise to remove your disclosure in the introductory paragraph to this section that “[t]he risks described below may not be the only risks we face.” This section should identify all known material risks and should not reference unknown or immaterial risks.

Response: In future filings, we will remove our disclosure in our introductory paragraph to this section that “[t]he risks described below may not be the only risks we face.”

Financial Statements, page 52
Notes to consolidated financial statements, page 58
10. Restatement of 2009 Consolidated Financial Statements, page 77

3.
We note that the company has restated its original accounting for the March 1, 2010 debt restructuring from a troubled debt restructuring to a debt extinguishment. Given that a troubled debt restructuring is defined by ASC 470-60 as a situation in which the “creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider” and the holders of the original notes accepted new notes in the amount of $100 million for outstanding original notes in the amount of $278.5 million (plus accrued interest aggregating $35.4 million), it is unclear why the company believes the restructuring during 2010 is not a troubled debt restructuring. Please provide us with your full analysis as to why the company believes debt extinguishment accounting is appropriate rather than troubled debt restructuring accounting, including relevant references to authoritative accounting guidance that provide the basis for your conclusions. We may have further comment upon receipt of your response.

Response: We restructured debt through the consummation of a plan of reorganization confirmed by U.S. Bankruptcy Court. The holders of the original notes accepted new notes as part of a restructuring under the purview of the bankruptcy court pursuant to which most of our liabilities were restructured.

More specifically, $278.5 million (plus $35.4 million of accrued interest) of original notes were restructured, which constituted most of our approximately $475 million of liabilities at the time our plan of reorganization was confirmed. In addition to the original notes, the plan of reorganization also included the cancellation of $87.2 million of Tranche C senior secured indebtedness acquired by our parent, as a contribution to capital. Because approximately 84% of our liabilities were restructured, we believe the new notes were issued as part of a bankruptcy reorganization under which our liabilities were restated generally.

Accordingly, we do not believe troubled debt restructuring treatment is appropriate under ASC 470-60-15-10, which provides:

Ms. Linda Cvrkel
September 26, 2011
Page

  The guidance in this Subtopic shall be applied to all troubled debt restructurings including those consummated under reorganization, arrangement, or other provisions of the Federal Bankruptcy Act or other federal statutes related thereto. This Subtopic does not apply, however, if under provisions of those federal statutes or in a quasi-reorganization or corporate readjustment (see Topic 852) with which a troubled debt restructuring coincides, the debtor restates its liabilities generally, that is, if such restructurings or modifications accomplished under purview of the bankruptcy court encompass most of the amount of the debtor's liabilities.
We note that ASC 470-50-40-6 states, “An exchange of debt instruments with substantially different terms is a debt extinguishment and shall be accounted for in accordance with paragraph 405-20-40-1.”  The terms of the new notes were substantially different from the original notes, including the following differences:

·	the aggregate face amount of the new notes was $100 million as compared to $278.5 million for the original notes;

·	the interest rate on the new notes was 10% as compared to 7% on the original notes;

·	the maturity date of the new notes was September 1, 2014 as compared to August 1, 2013 for the original notes;

·	the new notes must be redeemed with certain available cash and monthly cash flows, whereas the original notes had no such redemption requirements;

·	the new notes are secured by substantially all of our property, whereas the original notes were unsecured; and

·
the present value of cash flows under the terms of the new notes, discounted at the interest rate applicable to the original notes, differs by more than 10% from the present value of cash flows under the terms of the original notes.

Thus, we believe we must apply ASC 405-20-40-1, which states. “A debtor shall derecognize a liability if and only if it has been extinguished.”  The original notes were extinguished in the plan of reorganization in exchange for the new notes - i.e., “the delivery of other financial assets” as discussed in ASC 405-20-40-1a.2. Accordingly, we believe debt extinguishment is the proper accounting treatment.

Directors and Executive Officers of the Registrant, page 83

4.
We note your disclosure on page 83 that Mr. Stone serves on your audit committee and is an audit committee financial expert. However, it appears that he does not serve as a member of your board of directors. To the extent that Mr. Stone is not a member of the board, please advise as how you can have an audit committee member and an audit committee financial expert that is not a member of your board of directors.

Ms. Linda Cvrkel
September 26, 2011
Page

Response: Mr. Stone is not a member of our Board of Directors. Our Board of Directors formed an audit committee to assist the Board in its management of the affairs of the company and chose to include Mr. Stone as a member of the audit committee because of his financial expertise and his knowledge of our business. We believe that under Georgia law governing limited liability companies, the managers (which we call our “Board of Directors”) may delegate certain management and governance functions to officers, which may include non-managers. Our audit committee has been charged to perform for our Board of Directors functions which are similar to the functions of an audit committee described in Section 10A(m)(3)(A) of the Securities Exchange Act, which must consist solely of members of a board of directors of a corporation who are otherwise independent. In future filings, we will clarify that (i) Mr. Stone serves on the audit committee appointed by the Board, even though he is not a member of the Board, and (ii) the audit committee performs functions similar to an audit committee of a Company listed on a public exchange, but that the audit committee does not meet the requirements for independent directors consisting solely of board members as would be required for a Company listed on a public exchange.

5.
Please confirm that in future filings you will briefly discuss for each director the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for you in light of your business and structure. Refer to Item 401(e) (1) of Regulation S-K.

Response: We will, in future filings, briefly discuss for each director the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for us in light of our business and structure. Specifically, we intend to include disclosures with respect to our three directors similar to the following (which disclosures were included in our Form 10-K for the year 2009, but which were inadvertently omitted from our Form 10-K for the year 2010):

·
Mr. Morris III's controlling interest in the beneficial ownership of our equity, his many years of experience involved in the operations and management of our newspapers, his experience as the Chairman of our Board of Directors, and his leadership positions with newspaper industry groups uniquely qualify him for service on our board.

·
Mr. Morris IV's significant beneficial ownership of our equity, his many years of experience involved in the operations and management of our newspapers and his position as our President and CEO uniquely qualify him for service on our board.

·
Mr. Mitchell's many years of experience involved in the operations and management of our newspapers, his position as our Senior Vice President, his experience and training in financial matters qualify him to critically review and oversee various managerial, strategic, financial and compliance-based considerations applicable to Morris Publishing, and uniquely qualify him for service on our board.

Ms. Linda Cvrkel
September 26, 2011
Page

6.
Please confirm that in future filings you will reconcile your disclosure on page 24 that the holders of the new notes have not appointed a board observer with your disclosure on page 83 that the holders of the new notes have appointed Mr. Murphy as the board observer.

Response: We will, in future filings, clarify in our disclosures relating to the statement on page 24 that, although the holders of the new notes have exercised their right to appoint Mr. Murphy as a non-voting observer to our board of directors, there is no full voting member of the Board that has been elected to represent the interests of the holders of the new notes. We note that the disclosure on page 24 was not intended to imply that the holders of the new notes had not elected a board observer.

Executive Compensation, page 85
Executive Vice President, page 85

7.
We note your disclosure on page 85 that you seek to provide overall compensation to Mr. Currow that is competitive with the total compensation paid by other newspaper companies similar to you, either by size or by industry, and your disclosure on page 86 that your annual cash incentive bonuses are set so that they are competitive with bonuses paid to executive officers in similar positions with similar responsibilities at companies in your peer group. Please confirm that in future filings you will list the companies to which you benchmark compensation and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b) (2) (xiv) of Regulation S-K.

Response: In future filings, if and to the extent we use benchmarks to set compensation, we will list the companies to which we benchmark compensation and disclose the degree to which we considered such companies comparable to us.

8.
Please confirm that in future filings you will reconcile your disclosure on page 86 that you do not base your decisions regarding your executive vice president’s base salary and cash bonus on any income, revenue, cash flow or other financial targets, or any other predetermined formula with your disclosure on page 85 that your compensation program for your executive vice president “is designed to reward favorable increases in distributable cash flow” and with your disclosure on page 86 that your “annual cash incentive bonus program is intended to compensate your EVP for achieving your annual financial goals.” To the extent that you do use company-wide performance targets, please confirm that in future filings you will quantify all company-wide performance targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Ms. Linda Cvrkel
September 26, 2011
Page

Response: We will, in future filings, to the extent they remain relevant, reconcile our disclosure that "we do not base our decisions regarding our executive vice president’s base salary and cash bonus on any income, revenue, cash flow or other financial targets, or any other predetermined formula" with the disclosures that our compensation program for our executive vice president “is designed to reward favorable increases in distributable cash flow”, and with our disclosure that our “annual cash incentive bonus program is intended to compensate our EVP for achieving our annual financial goals.”

Specifically, where appropriate, we will disclose that our Chairman and our President will encourage our executive officers to increase cash flow available for debt service and will take financial performance into account when setting any bonuses. Where the performance review involves general, undefined analyses of cash flow or financial performance, we will avoid these implications of any specific target or formula.

We note that Mr. Currow has retired, but will apply these clarifications to other executive officers where relevant.

To the extent that we use company-wide performance targets, we confirm that in future filings we will quantify all company-wide performance targets or provide an analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Please also note that to the extent that we have an appropriate basis for omitting the specific targets, we will discuss how difficult it would be for the named executive officers or how likely it will be for us to achieve the undisclosed target levels or other factors. We acknowledge that general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Summary Compensation Table, page 87

9.
Please confirm that in future filings you will disclose the information specified in Item 402(c)(2) of Regulation S-K in the tabular format specified in Item 402(c)(1) of Regulation S-K. In addition, please confirm that in future filings you will place footnote (a) in the appropriate column of your table.

Response: We will, in future filings, disclose the information specified in Item 402(c) (2) of Regulation S-K in the tabular format specified in Item 402(c)(1) of Regulation S-K. In addition, we confirm that in future filings we will place footnote (a) in the column of our table designated “All other compensation”.

10.
Please explain why you have included two separate summary compensation tables for your named executive officers. Otherwise, please confirm that in future filings you will include one such table that includes the required disclosure for all of your named executive officers.

Ms. Linda Cvrkel
September 26, 2011
Page

Response: The Company should have included one summary compensation table in our filing. We confirm that in future filings we will include one summary compensation table that includes the required disclosure for all of our named executive officers.

Exhibit 31.2

11.	Please confirm that in future filings you will revise the signature block to indicate that Mr. Stone is your principal financial officer.

Response: We will, in future filings, revise the signature block to indicate that Mr. Stone is our principal financial officer.

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As requested in your letter of September 16, 2011, we acknowledge the following:

·      The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

·      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

·      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that our responses have adequately addressed your concerns. Please let us know if you need additional information or clarification. In the event you have further comments concerning the matters contained in this letter, if practicable, such comments may be addressed telephonically to the undersigned at (706) 828-4376 or our legal counsel Mark Burgreen at (706) 828-2009.

Very truly yours,

/s/ Steve K. Stone
Steve K. Stone
Sr. Vice President, Chief Financial Officer
                    Principal Financial Officer